May 7, 2007
BY EDGAR AND HAND DELIVERY
Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Sucampo Pharmaceuticals, Inc. Registration Statement on Form S-l File No. 333-135133
Dear Mr. Riedler:
     On behalf of Sucampo Pharmaceuticals, Inc. (“Sucampo” or the “Company”), this letter responds to comments made by members of the Staff in telephonic conversations with representatives of the Company on April 30, 2007 and May 4, 2007. In these conversations, the Staff and the Company representatives discussed the response letter addressed to you and dated April 26, 2007 (the “Prior Letter”). The Company intends to file an amendment to the Registration Statement after the Staff has had the opportunity to review this response letter.
     1. The Staff asked for additional analysis of how the Company accounts for the reimbursement of the specified medical marketing expenses under the Supplemental Agreement discussed in the Prior Letter. In particular, the Staff questioned why the Company presents these reimbursements on a net basis as opposed to a gross basis in light of the fact that the Company accounted for the other deliverable under the Supplemental Agreement, which the Company regarded as a single unit of accounting under EITF 00-21, on a gross basis.
     The Company had originally presented these reimbursements on a net basis as a reduction in its sales and marketing costs based on the guidance of EITF 99-19. The deliverable of the miscellaneous marketing activities between Takeda and the Company and the various vendors was initially viewed by the Company as an agency relationship based on the guidance of EITF 99-19. This evaluation was based in part on the Company’s view that this was an immaterial revenue stream with a limited life (less than one year) and that this was a conservative treatment for an item that arguably had both net and gross characteristics under the guidance of EITF 99-19.

U.S. Securities and Exchange Commission
May 7, 2007

     In revisiting the guidance of EITF 00-21 related to the deliverables under the Supplemental Agreement after inquiries from the Staff, the Company determined that there are two separate units of accounting within the Supplemental Agreement: (1) the co-promotion activities related to its sales force efforts and (2) the miscellaneous medical marketing activities. The Company deems there is supportable evidence that there is value to Takeda on a stand-alone basis individually for each of these services because Takeda could have obtained similar expertise and services by hiring third parties to complete these activities, but relied instead on the Company to complete these services.
     The Company has also determined that there is objective and reliable evidence of the fair value for each of these services. The Company contracted with third parties to complete all of the required services. In addition, the Company relied on the work being performed by the third-party vendors and concluded that its involvement with the services by the vendors did not add material value to the services being provided to Takeda. Accordingly, the vendor costs incurred by the Company for providing these services were determined to be objective and reliable evidence of the fair value of each of the services in all material respects.
     The Company also reevaluated the gross versus net presentation of the reimbursement payments for each of these units of accounting using the guidance of EITF 99-19. In this reevaluation, the Company did not identify any differences in the support for the presentation of revenue associated with the co-promotion deliverable related to its sales force efforts on a gross basis, which was documented in detail in response #51 in the response letter to the Staff’s comments dated August 11, 2006. With respect to the miscellaneous medical marketing activities unit of accounting, the following facts were determined by the Company to support the determination that the Company is acting as a principal for this unit of accounting :
•	The company is the primary obligor in the arrangement — Although Sucampo is not responsible for establishing the marketing publications strategy plan for AMITIZA, it is specifically obligated to deliver medical marketing activities under this plan. The selection of publication and total costs to complete the marketing publications strategy plan are pre-approved by Takeda. In fulfilling its obligation under this strategic plan, Sucampo specifically identifies vendors to be engaged and is responsible to manage those vendors (which responsibility is not differentiated from all other promotion activities which are obligations of and controlled by Sucampo)

U.S. Securities and Exchange Commission
May 7, 2007

•	The company has latitude in establishing price — Sucampo negotiated the prices with the vendors in advance of establishing the reimbursement amount when the Supplemental Agreement was executed.

•	The company changes the product or performs part of the service — Once a vendor is engaged, Sucampo has discretion to oversee, review, and direct the scope of work to be undertaken by the vendor to ensure that its obligations are properly fulfilled.

•	The company has credit risk — While the amount paid to the external supplier is approved by Takeda, Sucampo makes the payments and carries the receivable related to the reimbursement of the miscellaneous marketing expenses by Takeda and bears credit risk of nonpayment by Takeda.

•	The company has discretion in supplier selection — The suppliers used in completing the marketing publications strategy plan are initially proposed by Sucampo.

•	The company is involved in the determination of product or service specifications — Sucampo, at its sole discretion, is responsible for managing the parameters of the miscellaneous medical marketing activities in a manner it feels is appropriate to meet the strategy approved by the JCC.
     Indicators within the guidance that were deemed not to be applicable because no inventory is involved with this unit of accounting were:
•	The company has general inventory.

•	The company has physical loss inventory.
     Therefore, the Company has now determined to present revenue associated with the medical marketing activities unit of accounting as co-promotion revenue on a gross basis using its current co-promotion revenue recognition policy, which is consistent with the current accounting treatment for the co-promotion unit of accounting. This revenue recognition policy was discussed in the Prior Letter.
     In addition, the Company continues to believe the revenue related to the medical marketing activities unit of accounting is immaterial to the 2006 consolidated financial statements.

U.S. Securities and Exchange Commission
May 7, 2007

     2. As the Staff recommended, the Company will clarify in Note 11 its basis for determining that its participation in the Joint Steering Committee, the Joint Manufacturing Committee and the Joint Commercialization Committee under the Takeda Agreement, as discussed in the Prior Letter, has value to Takeda on a stand-alone basis. Specifically, the Company will include the following language in Note 11:
“The Company determined that its participation in the Joint Steering Committee, the Joint Manufacturing Committee and the Joint Commercialization Committee has value to Takeda on a stand-alone basis because the individual committee participants provided by the Company have valuable expertise that the Company believes support the success of the Agreement. Takeda could have obtained similar expertise by hiring independent consultants, but is relying instead on the expertise of the Company.”
     3. As the Staff recommended, the Company will clarify its disclosure in Note 3 to distinguish between the sources of collaboration revenue and research and development revenue. Specifically, the Company will include the following language in Note 3:
     “The Takeda Agreement consists of the following key funding streams — an up-front payment, milestone payments, reimbursements of development costs and royalty payments. The cash flows associated with the individual units of accounting from the Takeda Agreement are recognized as revenue using a time-based model. Under this model, cash flow streams related to each unit of accounting are recognized as revenue over the estimated performance period. Upon receipt of cash payments, revenue is recognized to the extent the accumulated service time, if any, has occurred. The remainder is deferred and recognized as revenue ratably over the remaining estimated performance period. A change in the period of time expected to complete the deliverable is accounted for as a change in estimate on a prospective basis. Revenue is limited to amounts that are nonrefundable and that Takeda is contractually obligated to pay to the Company.
     Of the $20.0 million upfront payment the Company received from Takeda, the Company deferred approximately $2.4 million associated with its obligation to participate in joint committees with Takeda, as described more fully in Note 11, and is recognizing this amount as collaboration revenue using the time-based model over the applicable performance period, which is equivalent to the 16-year life of the Takeda Agreement. The Company is recognizing the remaining $17.6 million of the upfront payment as research and development revenue using the time-based model over the performance period, which is the estimated development period for the Constipation and IBS-C NDA submissions.”

U.S. Securities and Exchange Commission
May 7, 2007

     The Company will also add additional disclosure to Note 11 to summarize the various cash streams and related revenue recognition under the Takeda Agreement and the Supplemental Agreement as follows:
     “The following table summarizes the cash streams and related revenue recognition under the Takeda Agreement and the Supplemental Agreement:

		Revenue Recognized for Year Ended December 31,
					Deferred Amount at
	Cash Received	2004	2005	2006	December 31, 2006
Collaboration revenue
Up-front payment attributable to the joint steering, manufacturing and commercialization committees	$2,376,125	$24,496	$146,977	$146,977	$2,057,675

Research and development revenue
Up-front payment — remainder	$17,623,875	$1,355,683	$8,134,096	$6,157,059	$1,977,037
Development milestones	50,000,000	—	16,153,846	28,237,180	5,608,974
Reimbursement of research and development expenses	31,506,601	1,482,337	14,671,504	11,987,377	3,365,383

Total	$99,130,476	$2,838,020	$38,959,446	$46,381,616	$10,951,395

					Accounts Receivable at
					December 31, 2006
Product royalty revenue	$4,561,242	—	—	$6,590,479	$2,029,237

Co-promotion revenue	$3,534,598	—	—	$4,242,997	$708,399

U.S. Securities and Exchange Commission
May 7, 2007

     4. As the Staff recommended, the Company will clarify in Note 3 and in Note 11 how it accounts for the reimbursement of the specified medical marketing expenses under the Supplemental Agreement, as described in response No. 1 above. Specifically, the Company will include the following language in Note 3:
     “The Supplemental Agreement consists of the following key funding streams: reimbursements of co-promotion costs based upon a per-day rate and reimbursements of the costs of miscellaneous marketing activities.
     Reimbursements of co-promotion costs for its sales for efforts and reimbursements of miscellaneous marketing costs under the Supplemental Agreement are recognized as revenue as the related costs are incurred and Takeda becomes contractually obligated to pay the amounts. Based on the guidance of EITF 99-19, the Company has determined that it is acting as a principal as it relates to these activities under the Supplemental Agreement and, as such, records reimbursements of these amounts as co-promotion revenue. For the year ended December 31, 2006, the Company recognized approximately $4.2 million of co-promotion revenue.”
The Company will also include the following language in Note 11:
•	“The Company shall perform miscellaneous marketing activities for AMITIZA, which will be fully reimbursed by Takeda. There is no defined performance period, but the performance period will not extend beyond January 31, 2007. The Company has recorded approximately $779,000 of reimbursements of miscellaneous marketing costs for the year ended December 31, 2006. This amount is recorded as co-promotion revenue in the consolidated statements of operations and comprehensive (loss) income.”
     5. As the Staff recommended, the Company will clarify the disclosure in Note 11 as to how it made the determination that the deliverables under the Supplemental Agreement are economically independent of those in the original Agreement, and thus should be treated as a single unit of accounting separate from the original Agreement. Specifically, the Company will include the following language in Note 11”
     “The Company has determined that the required deliverables under the Supplemental Agreement are economically independent of those in the original Agreement. The Company had no obligations to perform any of the deliverables under the Supplemental Agreement at the time the original Agreement was executed and the

U.S. Securities and Exchange Commission
May 7, 2007

activities were not considered to be or contemplated as deliverables at that time. Subsequent to the execution of the original Agreement, the Company agreed to perform co-promotion and other marketing services for a fee that was negotiated at the time of the Supplemental Agreement. The negotiated rates were determined to be market compensation for services agreed to in the Supplemental Agreement based upon the stand-alone value of the economics of the new obligations. Therefore, the Company views the deliverables under the Supplemental Agreement as economically independent of those in the original Agreement.
     The Company has assessed these required deliverables under the guidance of EITF 00-21 to determine which deliverables are considered separate units of accounting. The Company was able to determine that its sales force has value to Takeda on a stand-alone basis because the Company provided coverage in a market segment which could increase the sales of AMITIZA. In negotiating the Supplemental Agreement, the Company established the fair value for the per-day co-promotion rate using third-party evidence from contract sales organizations. The Company has also determined that the miscellaneous marketing activities have stand-alone value to Takeda separate from the Company’s efforts to perform its obligations to implement and maintain its sales force. These miscellaneous marketing services, which related primarily to documenting and publicizing the medical benefits of the product, could have been outsourced directly to a number of different third parties (as the Company ultimately did), performed by Takeda staff or eliminated entirely if not judged to have a benefit which exceeded the related costs. Accordingly, these deliverables are treated as separate units of accounting. The Company is recognizing these cost reimbursements received for these deliverables as co-promotion revenues when services are performed and the reimbursement payments are due under the Supplemental Agreement. For the year ended December 31, 2006, the Company recognized approximately $3.4 million of co-promotion revenue for its sales force efforts and approximately $779,000 for its medical marketing efforts.”
* * * * *
     The management of the Company has discussed the matters above with PricewaterhouseCoopers LLP, the Company’s independent registered public accountants, who concur that the Company’s conclusions are acceptable.

U.S. Securities and Exchange Commission
May 7, 2007

     If you have any questions or comments on the above, please contact me at (202) 663-6224.
Respectfully,
/s/ Brent B. Siler

Brent B. Siler

cc:	Ms. Sonia Barros
Ms. Christine Allen
Mr. Kevin Woody
Mr. Mark Barrysmith
     Securities and Exchange Commission
Sachiko Kuno, Ph.D
Ryuji Ueno, M.D., Ph.D., Ph.D.
Mr. Ron Kaiser
Ms. Mariam Morris
Jeffrey D. Karpf, Esq.